ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Interim Report - Second Quarter

June 30, 2007

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Consolidated balance sheets

(Canadian dollars) (unaudited)

	As At	As At
	June 30	December 31
	2007	2006
Assets	$	$
Current assets
Cash and cash equivalents	1,528,759	1,685,105
Receivables (note 3)	50,976	27,736
Prepaid expenses	163,663	319,152
Supply inventory	45,657	136,657
	1,789,055	2,168,650
Mineral properties (note 4)	38,058,276	36,146,645
Fixed assets	286,658	94,308
Total assets	40,133,989	38,409,603
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,293,785	2,049,003
Future income tax liability	6,058,813	5,449,753
	7,352,598	7,498,756
Nature of operations and going concern (note 1)
Contingencies and commitments (note 10)
Shareholders' equity
Capital stock	66,626,174	63,500,087
Warrants (note 7)	95,505	103,645
	66,721,679	63,603,732
Contributed surplus	4,146,904	4,138,764
Accumulated deficit	(38,087,192)	(36,831,649)
	32,781,391	30,910,847
Total liabilities and shareholders' equity	40,133,989	38,409,603

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Consolidated statements of loss, deficit, and comprehensive loss

(Canadian dollars) (unaudited)

	Cumulative,
	since Inception
	(March 6, 1985) to	Three months ended June 30		Six months ended June 30
	30-Jun-07	2007	2006	2007	2006
	$	$	$	$	$
Interest and other income	1,871,599	12,580	583	20,855	10,048
General and administrative expenses :
Salaries and management fees	6,078,103	86,963	117,600	136,516	219,865
Stock based compensation	929,505	-	7,673	-	159,392
Professional fees	4,101,243	96,666	83,620	272,823	165,865
Investor relations	2,759,082	22,353	63,218	126,390	137,603
Interest	282,904	6,300	7,040	16,117	20,489
Administrative and office	3,867,864	49,769	46,404	114,077	93,039
Depreciation	150,065	1,950	-	3,900	8,175
	18,168,766	264,001	325,555	669,823	804,428
Foreign exchange loss (gain)	109,916	(3,152)	38,991	6,379	(5,001)
Future income tax expense (recovery)	3,083,709	292,972	-	600,196	-
Mineral property costs written off	18,596,400	-	-	-	-
	39,958,791	553,821	364,546	1,276,398	799,427
Loss and comprehensive loss for the period	38,087,192	541,241	363,963	1,255,543	789,379
Accumulated deficit, beginning of period,	-	37,545,951	31,641,031	36,831,649	31,215,615
Accumulated deficit, end of period	38,087,192	38,087,192	32,004,994	38,087,192	32,004,994
Weighted average number of post consolidation
shares outstanding (note 6)		17,372,044	12,147,892	17,372,044	12,147,892
Loss per share (basic and fully diluted)		0.031	0.030	0.072	0.065

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Consolidated statements of cash flow

(Canadian dollars) (unaudited)

	Cumulative,
	since Inception
	(March 6, 1985) to	Three months ended June 30		Six months ended June 30
	30-Jun-07	2007	2006	2007	2006
CASH FLOW FROM (USED FOR):	$	$	$	$	$
Operating activities
(Loss) earnings for the period	(38,087,192)	(541,241)	(363,963)	(1,255,543)	(789,379)
Add (deduct) items not involving cash:
Depreciation & amortization	150,065	1,950	-	3,900	8,175
Future income tax expense	3,083,709	292,972	-	600,196	-
Mineral property costs written off	18,596,400	-	-	-	-
Stock-based compensation expense (note 7)	929,505	-	7,673	-	159,392
Increase in non-cash working capital	1,679,634	(598,829)	329,319	(531,969)	(1,364,384)
	(13,647,879)	(845,148)	(26,971)	(1,183,416)	(1,986,196)
Financing activities
Issuance of common shares, net of share issue costs	59,281,207	3,134,951	-	3,134,951	182,907
Issuance of flow through shares, net of share issue costs	12,853,631	-	172,165	-	172,165
	72,134,838	3,134,951	172,165	3,134,951	355,072
Investing activities
Fixed asset additions	(562,720)	(229,643)	(2,016)	(232,059)	(3,669)
Mineral property expenditures
Abitibi Gold Property	(1,267,033)	11,114	(175)	(13,611)	(481)
Atlanta Gold Property, Idaho, USA	(27,118,854)	(854,807)	(535,793)	(1,683,615)	(943,971)
Brodeur Diamond Property	(12,630,697)	(19,093)	(99,225)	(178,596)	(352,830)
Torngat Diamond Property	(3,601,563)	-	(1,663)	-	(1,750)
Other Mineral Properties	(11,777,333)	-	-	-	-
	(56,395,480)	(862,786)	(636,856)	(1,875,822)	(1,299,032)
	(56,958,200)	(1,092,429)	(638,872)	(2,107,881)	(1,302,701)
(Decrease) increase in cash	1,528,759	1,197,374	(493,678)	(156,346)	(2,933,825)
Cash,beginning of period	-	331,385	512,527	1,685,105	2,952,674
Cash,end of period	1,528,759	1,528,759	18,849	1,528,759	18,849

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Consolidated statements of shareholders' equity

(Canadian dollars) (unaudited)

	Shares issued and subscribed			Contributed
	Number of	Ascribed	Warrants	Surplus	Accumulated
	shares	value	value	value	deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	132,363,542	53,355,502	3,182,866	691,968	(28,986,438)	28,243,898
Issue of shares for cash
- at $0.22 per common share, net of share issue costs	318,181	60,435	8,140			68,575
- at $0.18 per common share, net of share issue costs	4,836,665	776,699	23,901			800,600
- at $0.18 per flow thru share, net of share issue costs	2,001,664	325,685	-			325,685
- at $0.14 per common share, net of share issue costs	110,000	15,037	303			15,340
- at $0.12 per common share, net of share issue costs	36,400,000	4,208,433	13,220			4,221,653
- at $0.12 per flow thru share, net of share issue costs	4,954,168	553,802	-			553,802
Share issue costs regarding CEE renounced		(238,990)				(238,990)
Stock-based compensation				50,447		50,447
Warrants expiring unexercised			(156,583)	156,583
Loss for the year					(2,229,177)	(2,229,177)
Balance, December 31, 2005	180,984,220	59,056,603	3,071,847	898,998	(31,215,615)	31,811,833
Issue of shares for debt
- at $0.18 per common share, net of share issue costs	1,222,222	182,907	-			182,907
- at $0.115 per common share, net of share issue costs	870,000	94,360	-			94,360
Issue of shares for cash
- at $0.15 per flow thru share, net of share issue costs	1,666,666	5,844	19,865			25,709
- at $0.115 per common share, net of share issue costs	38,617,393	4,112,197	38,216			4,150,413
Share issue costs recovered in respect of
CEE renounced in prior years	-	48,176				48,176
Stock-based compensation				213,483		213,483
Warrants expiring unexercised			(3,026,283)	3,026,283
Loss for the year					(5,616,034)	(5,616,034)
Balance, December 31, 2006	223,360,501	63,500,087	103,645	4,138,764	(36,831,649)	30,910,847
Share consolidation, on a basis of 15 pre-consolidation
shares for 1 post consolidation share (note 6)	(208,469,790)	-				-
Issue of shares for cash
- at $0.90 per common share, net of share issue costs	3,722,000	3,134,951	-			3,134,951
Share issue costs regarding CEE renounced	-	(8,864)				(8,864)
Warrants expiring unexercised (note 7)			(8,140)	8,140		-
Loss for the period to date					(1,255,543)	(1,255,543)
Balance, June 30, 2007	18,612,711	66,626,174	95,505	4,146,904	(38,087,192)	32,781,391

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Consolidated statements of mineral properties

(Canadian dollars) (unaudited)

	Cumulative,
	since Inception	As At	As At
	(March 6, 1985) to	June 30	December 31
	30-Jun-07	2007	2006
	$	$	$
TORNGAT Diamond Property
Balance, beginning of period	-	-	2,683,505
Drilling, assays and related field work	3,514,429	-	2,760
Project administration and general	299,017	-	5,925
Costs recovered during the year	(203,196)	-	-
Property costs written off	(3,610,250)	-	(2,692,190)
Total expenditures during the period	-	-	(2,683,505)
Balance, end of period	-	-	-
Brodeur Diamond Property
Balance, beginning of period	-	9,452,101	11,080,554
Drilling, assays and related field work	11,044,324	28,213	398,105
Project administration and general	434,392	383	23,442
Property acquisition and holding costs	1,183,200	150,000	150,000
Property costs written off	(3,031,219)	-	(2,200,000)
Total expenditures during the period	9,630,697	178,596	(1,628,453)
Balance, end of period	9,630,697	9,630,697	9,452,101
Abitibi Gold Property
Balance, beginning of period	-	1,272,815	1,058,842
Drilling, assays and related field work	1,885,185	5,649	187,414
Project administration and general	26,506	7,962	5,059
Property acquisition and holding costs	50,000	-	25,000
Costs recovered during the year	(671,765)	-	-
Property costs written off	(3,500)	-	(3,500)
Total expenditures during the period	1,286,426	13,611	213,973
Balance, end of period	1,286,426	1,286,426	1,272,815
Atlanta Gold Property
Balance, beginning of period	-	25,421,729	23,549,988
Drilling, analysis, investigations and design	21,377,888	1,585,310	1,606,147
Project administration and general	3,238,712	68,114	148,772
Property acquisition and holding costs	3,238,067	66,000	116,822
Costs recovered during the year	(713,514)	-	-
Total expenditures during the period	27,141,153	1,719,424	1,871,741
Balance, end of period	27,141,153	27,141,153	25,421,729
	38,058,276	38,058,276	36,146,645

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Notes to the Interim Consolidated Financial Statements

(Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Effective March 22, 2007, the Company's name was changed from Twin Mining Corporation to Atlanta Gold Inc. (the "Company") and the Company's outstanding common shares were consolidated on the basis of one consolidated share for each fifteen pre-consolidated shares.

The Company's two diamond properties, located in Northern Quebec and on Baffin Island, and its gold property, located in Eastern Quebec are currently in the exploration stage. The Atlanta Gold Property, located in Idaho, U.S.A., and which has completed its feasibility study in 2004, is in the development phase awaiting completion of the permitting process and the beginning of mine construction. To date, the Company has not earned significant revenues and is not considered to be in operation.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditure.

As at June 30, 2007, the Company has an excess of current assets over current liabilities of $495,270 and has recorded a second quarter loss of $541,241. During the second quarter, the Company raised proceeds of $3,134,951 from a private offering and continues to explore financing alternatives to raise capital. It is not possible to determine with any certainty, the success or adequacy of these initiatives.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. UNAUDITED INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements of the Company have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of these interim financial statements have been included. The accounting policies and their methods of application are consistent with those used in the December 31, 2006 consolidated financial statements, except as disclosed herein. For further information, see the Company's consolidated financial statements and the accompanying notes included in the 2006 Annual Report. Results for the quarter ended June 30, 2007 are not necessarily an indication of the results that may be expected for the full fiscal year ended December 31, 2007.

3. RECEIVABLES

The receivables at June 30, 2007 and 2006 are in respect of input sales tax credits arising from the second quarter of 2007 and 2006, respectively.

4. MINERAL PROPERTIES

a)	Atlanta Gold Property ("Atlanta")

The Company holds a 100% interest in several patented mining lands and unpatented mining claims. In May 2007, the Company paid US$60,000 in respect of surface rights and advance royalties for some of these lands and claims, and is expected to pay the following in the second half of 2007: $15,000 in August 2007 to the Idaho Bureau of Land Management in respect of the annual maintenance fees on the unpatented mining claims; $35,000 in the fourth quarter of 2007 to four lessors as annual advance royalty payments in respect of some of the patented lands plus accrued interest of 5% per year on $119,500, which will be repaid in four instalments, commencing with $25,000 payable in December 2007.

b)	Abitibi Gold Property ("Abitibi")

The Company retains an option to earn a 60% interest on mining claims pursuant to an option agreement entered into in August 2003 and a 100% interest on additional claims staked in December 2003. The option requires that the Company make annual payments of $25,000 to Breakwater Resources Ltd. ("Breakwater") and to undertake exploration expenditures until September 1, 2008.

In July 2005, the Company entered into an option agreement with Stellar Pacific Ventures Inc. ("Stellar"), whereby Stellar paid the Company $15,000 upon signing, and $25,000 in respect of the 2005 annual rental payment to Breakwater. Stellar forfeited the option in May 2006.

As at June 30, 2007, the Company had made cash payments of $75,000 and incurred exploration expenditures totalling approximately $2,223,000, including $108,000 incurred by Stellar on behalf of the Company. This includes a 10% overhead component on all exploration expenditures incurred.

In February 2007, the Company paid annual renewal fees of $6,812 in respect of its own claims in the Bousquet region, adjacent to the Abitibi property.

c)	Brodeur Diamond Property ("Brodeur")

On December 31, 2006, the Company wrote down the carrying value of Brodeur after allowing certain claims to lapse at the end of fiscal 2006. However, during the first quarter of 2007, the Company has applied for a one year extension on all of its claims. In addition, it paid Helix Resources Inc. ("Helix") $150,000 pursuant to the terms of a claims purchase agreement entered into with Helix in 2000, as amended by agreement entered into in 2005.

d)	Torngat Diamond Property ("TORNGAT")

On December 31, 2006, the Company wrote off the carrying value of TORNGAT. Annual renewal fees of $5,795 (2006 and 2005 - $5,500), due to the Quebec Ministry of Natural Resources ("QMNR"), were paid in August 2007.

5. PRIVATE OFFERING

In May 2007, the Company completed a private offering by issuing 3,722,000 common shares of the Company for gross proceeds of $3,349,800 (see notes 5 and 9 below) and paid finders' fees of $181,008 in respect of this offering, of which $92,988 was paid to a company, one of whose officers is a director of the Company.

6. CAPITAL STOCK, WARRANTS, AND CONTRIBUTED SURPLUS

As at June 30, 2007, the Company had 18,612,711 common shares outstanding, as well as stock options to purchase 210,000 additional common shares at prices ranging from $1.35 to $6.75 per share and warrants to purchase 372,312 additional common shares at prices ranging from $1.80 to $3.60 per share. Stock options expire between January 2008 and December 2011. Warrants expire between July 2007 and May 2008. In July 2007, 133,444 warrants expired unexercised.

Details of the stock options, and share purchase warrants issued, exercised, forfeited and expired since January 1, 2005 are as follows:

		Share purchase warrants		Stock options
		Weighted	Fair market		Weighted
		average	value of		average
	No. of shares	price $	warrants $	No. of shares	price $
Balance, December 31, 2004	3,136,968	3.90	3,182,866	290,000	6.90
Securities issued, for cash from private offerings	199,434	3.30	34,743	-	-
Securities issued	26,667	1.80	10,821	63,333	3.00
Securities cancelled	-	-	-	(3,333)	5.85
Securities expired	(100,000)	6.00	(156,583)	(76,667)	6.60
Balance, December 31, 2005	3,263,069	3.75	3,071,847	273,333	6.00
Securities issued, for cash from private offerings	55,556	3.60	17,125	-	-
Securities issued, as agents' fees (note 6(b))	111,868	1.95	40,956	-	-
Securities issued	-	-	-	216,667	2.40
Securities cancelled	-	-	-	(70,000)	6.75
Securities expired	(3,036,968)	3.60	(3,026,283)	(56,667)	4.35

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Balance, December 31, 2006	393,525	3.00	103,645	363,333	4.05
Securities expired	(21,212)	3.60	(8,140)	(60,000)	8.83
Securities cancelled	-	-	-	(93,333)	3.16
Balance, June 30, 2007	372,313	2.96	95,505	210,000	2.99

The weighted-average remaining contractual life of all stock options outstanding is 39 months as follows:

Expiry date	No. of shares	Exercise price $
January 17, 2008	6,667	6.75
January 29, 2008	3,333	6.00
February 5, 2008	3,333	6.00
August 19, 2008	3,333	5.25
November 13, 2008	16,667	5.85
November 24, 2009	26,667	4.28
February 11, 2010	20,000	3.30
June 30, 2010	6,667	2.70
February 13, 2011	26,667	2.85
June 28, 2011	10,000	1.80
September 28, 2011	50,000	1.65
November 6, 2011	26,666	1.50
December 11, 2011	10,000	1.35
	210,000

7. STOCK BASED COMPENSATION

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company. During the first half of 2007, there were no options granted, resulting in no charge taken to stock-based compensation expense for the first half of 2007.

The fair value of common share purchase warrants ("Warrants") is charged directly to shareholders' equity against the corresponding share capital issued. The Company has not issued any Warrants in 2007.

Options and warrants that are exercised are recorded as share capital in the year that they are exercised and those that expire unexercised are recorded as contributed surplus. The fair value of the Warrants that expired unexercised in July 2007 is $23,247.

8. SEGMENTED INFORMATION

The Company operates in two geographical segments: Canada and United States. Corporate administrative activities are carried out from Canada.

The comparative interest and other income and loss incurred for the six months ended June 30, 2007 and 2006, and the assets identifiable to those segments as at the most recent annual fiscal year ended are as follows:

	Canada	USA	Total
	$	$	$
Six months ended June 30, 2007
Interest and other income	20,855	-	20,855
Loss for the period	656,920	598,623	1,255,543
Identifiable assets	12,474,646	27,659,343	40,133,989

ATLANTA GOLD INC.

(formerly Twin Mining Corporation)

(a development stage company)

Balance, December 31, 2006
Identifiable assets	12,667,868	25,741,735	38,409,603
Six months ended June 30, 2006
Interest and other income	10,048	-	10,048
Loss for the period	771,951	17,428	789,379

9. Related party transactions

Included in the current liabilities is $138,956 due to two officers and two former directors of the Company, consisting of:

$61,642	note payable and accrued interest due to a former director of the Company, bearing interest at 5% per annum; and
$77,314	accrued fees and expenses due to two officers of the Company.

During the second quarter of 2007, consulting fees of $76,400 were paid to two officers, interest expense of $5,709 was paid to two former directors of the Company, the Company repaid $125,000 of a demand note of $428,012 due to a former director and officer of the Company, and paid $303,012 into trust pending resolution of outstanding claims between the parties.

10. CONTINGENCIES AND COMMITMENTS

On May 25, 2005, the Idaho Conservation League (“ICL”) filed a complaint alleging that the Company's wholly-owned subsidiary in the United States, Atlanta Gold Corporation ("Atlanta Gold") was in violation of the United States Clean Water Act by allowing drainage from a historic underground mine adit to discharge into a local creek. The U.S. Environmental Protection Agency ("EPA") and the U.S Forest Service ("USFS") have indicated satisfaction with the initiatives taken to date by Atlanta Gold. including commencement in May 2005 of the installation of water treatment facilities (WTF) for this historic mine drainage. On December 8, 2005, an out-of court settlement on the complaint was approved by the federal district court, which confirmed Atlanta Gold’s requirement to complete construction of the WTF by December 1 2005, and required Atlanta Gold to create a fund of US$25,000 to be used for additional environmental projects benefiting water quality in the area and to pay $6,000 towards ICL’s legal fees. In January 2006, the Company paid US$31,000 project fund and the legal fees of ICL. In 2006, the Company installed two water treatment ponds at the 900 Adit projects, and undertook additional modifications, including reinstalling a liner in one of the two ponds, as requested by ICL. During the first half of 2007, the Company installed an erosion control system to prevent any sediment from reaching the local creek at the bottom, installed an 8-foot elk fence to prevent wildlife ingress, and acquired piping to connect six historic adits to the WTF, incurring costs of almost US$145,000 in respect of the ICL claim (2006 - $426,000). The Plan of Study in respect of the WTF project has been submitted to the USFS for review.

In September 2006, an equipment supplier brought an action against the Company seeking damages of approximately $970,000. The Company filed a statement of defence in October 2006.

After incurring almost $36,000 in qualifying exploration expenditures in Canada ("CEE") during the first half of 2007, the Company is committed to incur almost $138,000 by December 31, 2007.

The Company has operating lease commitments in respect of its head office space and office equipment until January 2010 as follows:

2007	$35,932
2008	$73,750
2009	$73,750
2010	$2,198

11. COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.